ANNUAL REPORT 2002


03058237

DICK'S SPORTING GOODS


SPALDING
NBA


Titleist




Rawlings



EVERY SEASON STARTS AT DICK'S

1996

The 50th store was opened in August located in Exton, Pa.

2000

The 100th store was opened in October located in Kansas City, Mo. The chain was operating in 19 states.

Grand opening of Smithton, Pa. Distribution Center, a 388,000 sq. ft. facility.

2001

Annual sales surpassed $1 billion.

2002

The initial public offering was completed in October 2002 and, at year-end, 141 stores were operating in 25 states.


DICK'S
SPORTING GOODS

WE ARE REDEFINING SPORTS AND FITNESS SPECIALTY RETAILING FOR ALL ATHLETES AND OUTDOOR ENTHUSIASTS THROUGH QUALITY BRANDS, INFORMATION, TECHNOLOGY AND SUPERIOR SERVICE.


THE LODGE
LOCKER ROOM

1948

The company was founded by Richard Stack, who opened a modest bait and tackle store in Binghamton, New York, originally incorporated as Dick's Clothing and Sporting Goods, Inc.



1977 – 1984

Edward W. Stack joined the firm on a full-time basis in 1977 and, upon his father's retirement in 1984, became chairman and chief executive officer of what was then a two-store operation.

1986 – 1993

Product lines were expanded to include a wide range of participation sports and outdoor equipment, athletic apparel and footwear. Market strategy was redefined; new store openings were accelerated.

1994

In May 1994, corporate headquarters was relocated to Pittsburgh, Pa.

DICK'S SPORTING GOODS, INC.

FINANCIAL HIGHLIGHTS

Fiscal Year	2002	2001	2000
(Dollars in thousands, except per share data)			
Net sales	$1,272,584	$1,074,568	$ 893,396
Gross profit margin	26.5%	24.5%	23.4%
Income from operations	$ 69,084	$ 45,360	$ 33,541
Net income	$ 38,264	$ 23,471	$ 8,643
Diluted earnings applicable to common stockholders	$ 1.87	$ 1.31	$ 0.47
Diluted weighted average shares outstanding	20,479	17,868	18,502
Total debt including capitalized lease obligations	$ 3,577	$ 80,861	$ 73,647
Total stockholders' equity	$ 140,499	$ 63,105	$ 38,742
Inventory turnover	3.83x	3.73x	3.91x
Return on invested capital	11.8%	10.7%	10.4%
EBITDA	$ 81,057	$ 57,442	$ 42,966
Capital expenditures, net of proceeds from sale-leaseback transactions	$ 22,584	$ 21,965	$ 22,506
Comparable store net sales increase	5.1%	3.6%	3.0%
Store count	141	125	105

SALES GROWTH
(Dollars in millions)


535
629
728
893
1,075
1,273
97
98
99
00
01
02

INCOME FROM CONTINUING OPERATIONS
(Dollars in millions)


1.3
7.3
14.7
15.9
23.5
38.3
97
98
99
00
01
02

RETURN ON INVESTED CAPITAL (ROIC)
(Percentage)


6.5
8.5
10.2
10.4
10.7
11.8
97
98
99
00
01
02


OUR GOAL IS TO BE THE #1 SPORTS AND FITNESS
SPECIALTY RETAILER FOR ALL ATHLETES AND
OUTDOOR ENTHUSIASTS THROUGH THE RELENTLESS
IMPROVEMENT OF EVERYTHING WE DO.



AN EXPERIENCED MANAGEMENT TEAM ENABLES US TO RESPOND EFFECTIVELY TO MARKETPLACE AND CUSTOMER DYNAMICS.

DEAR FELLOW SHAREHOLDERS,

For Dick's Sporting Goods, 2002 was a remarkable year, one in which our company reached new milestones and continued to demonstrate industry-leading performance.

The most visible milestone outside the company this past year was the successful completion of our IPO in October in what was and continues to be a very challenging market environment. Transitioning to a public company and operating in such a difficult retail environment is a testament to our 9,000 associates that make this company run every day.

At the end of 2002, Dick's Sporting Goods operated 141 stores in 25 states. We were the second largest full-line sporting goods retailer with sales of $1.27 billion and reported the largest fourth quarter sales volume of all full-line sporting goods retailers. Most importantly, for the fifth consecutive year, Dick's Sporting Goods was the most profitable full-line sporting goods retailer in the country, exceeding our nearest competitor's earnings by approximately 65%, as measured by income from continuing operations and adjusted for our competitors' non-recurring items. This industry-leading performance continues to prove our associates are executing against our mission statement of "redefining sports and fitness specialty retailing for all athletes and outdoor enthusiasts through quality brands, information, technology and superior service."

Our focus has been very different than others in this industry, as we have always focused on the authentic athlete and outdoor enthusiast. This strategy has reduced the impact of fashion changes on our performance. Our business is comprised of 60% hardlines, 20% apparel and 20% footwear, with the majority of our apparel and footwear business targeted toward the athlete and outdoor enthusiast. This allows our results to be more predictable and our business easier to scale, and our results bear this out. Our business is also built on a foundation of solid financial discipline as evidenced by our industry-leading results over the past five years.

In 2002, in an economic environment that could be characterized as difficult at best, our financial results were exceptional. Our sales increased by 18% to approximately $1.27 billion, and our net income increased by 63%, from $23.5 million to $38.3 million.

DKS
LISTED
NYSE

MANAGEMENT TEAM (from left to right)
Gary M. Sterling (SENIOR VICE PRESIDENT, MERCHANDISING, PLANNING AND ALLOCATION)
Joseph J. Queri Jr. (SENIOR VICE PRESIDENT, REAL ESTATE)
Jeffrey R. Hennion (VICE PRESIDENT, FINANCE AND TREASURER)
Lynn S. Uram (SENIOR VICE PRESIDENT, HUMAN RESOURCES)
Joseph H. Schmidt (VICE PRESIDENT, STORE OPERATIONS AND CONSTRUCTION)
Lee J. Belitsky (VICE PRESIDENT, CONTROLLER)
Michael F. Hines (CHIEF ADMINISTRATIVE OFFICER AND CHIEF FINANCIAL OFFICER)
William J. Colombo (PRESIDENT AND CHIEF OPERATING OFFICER)
Edward W. Stack (CHAIRMAN AND CHIEF EXECUTIVE OFFICER)
Eileen C. Gabriel (SENIOR VICE PRESIDENT, CHIEF INFORMATION OFFICER)



DICK'S FOUNDER RICHARD ("DICK") STACK (RIGHT) AND HIS BROTHER
IN THE ORIGINAL STORE IN BINGHAMTON, NY.

Most importantly, this performance was balanced across all aspects of the business. Comparable store sales increased by 5.1% for the year and was at approximately that level for all four quarters, despite the soft economy; our gross margin expanded by 200 bps, growing from 24.5% of sales to 26.5%; and we turned our inventory at a rate of 3.83x, 56% higher than the mean of sporting goods retailers at 2.45x.

As a result, our return on invested capital increased from 10.7% in 2001 to 11.8% in 2002. This is a significant year-over-year increase and clearly demonstrates our discipline in allocating capital appropriately to those projects that deliver the appropriate returns.

While we are gratified by another year of outstanding performance, our focus remains on the future. It is a new year and we are faced with a very competitive industry, a challenging economic environment and an uncertain geopolitical backdrop. Notwithstanding those challenges, though, we understand that expectations are high and that we need to demonstrate the execution and continued financial performance that has come to be expected from us.

In delivering that performance, we will continue to rely on the competitive strengths outlined on the pages that follow. We believe these provide a fundamental competitive advantage as we move closer to our goal of becoming not only one of the best sporting goods retailers in the nation, but also one of the best retailers in any class.

Our ultimate success, of course, depends on the efforts and support of our associates, our customers, our vendors and our shareholders. On behalf of our management team, we thank all of you for your many contributions and look forward to achieving new milestones in the years ahead.

Edward W. Stack
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

COMPETITIVE STRENGTHS
LEADING MARKET POSITION



DICK'S SPORTING GOODS IS THE LEADING FULL-LINE SPORTING GOODS RETAILER IN THE EASTERN UNITED STATES WITH 141 STORES IN 25 STATES

We have become the leading full-line sporting goods retailer in virtually all of our markets by offering our customers high-quality, competitively priced products designed to enhance their performance and enjoyment of athletic activities.

To gain market share and leverage operating expenses, we are continually expanding our store base, both by adding stores in existing markets and opening stores in new markets. This strategy allows us to leverage our brand recognition, advertising spend and management and distribution costs for an increased return on invested capital, while effectively balancing the risks associated with new stores.

In 2002, we opened 16 stores in 13 states, representing four additional stores in existing markets and 12 new stores in new markets. At the end of 2002, we were operating 141 stores in 25 states.





COMPETITIVE STRENGTHS
PROVEN STORE ECONOMICS



STORE GROWTH
(Number of stores)
61
70
83
105
125
141
97
98
99
00
01
02



NET SALES PER SQUARE FOOT
(Dollars)
162
174
175
180
186
192
97
98
99
00
01
02

We continue to grow the company by opening stores that not only offer an enhanced shopping experience to our customers, but also deliver industry leading returns. Since the end of 1998, we have doubled the number of stores we operate, including opening 16 new stores in 2002. In addition, we also have an ongoing program to remodel and relocate existing stores as needed, and in 2002, we relocated three existing stores to new sites in our drive to ensure that our store base remains new and fresh.

Our new store planning process is driven off of minimum return on investment hurdles. All stores benefit from the operational improvements that drive such metrics as gross profit percentage. As a result, our corporate return on invested capital increased in 2002 to 11.8% from 10.7% in 2001, demonstrating our commitment to an effective allocation of capital.

From a sales perspective, 2002 was a challenging year for retail given the economic weakness and geopolitical uncertainty, but one in which we were able to generate solid increases out of our stores. For the full year, our comparable store sales were up an industry-leading 5.1%, driving total sales up 18.4% to $1.27 billion, while still generating significant margin expansion.

This sales performance drove an increase in our sales per square foot to $192 in 2002, a 3.2% increase over our 2001 sales per square foot of $186. Since 1997, sales per square foot has increased over 18% from $162 in 1997.

COMPETITIVE STRENGTHS
CONSISTENT PROFITABLE GROWTH

INCOME FROM OPERATIONS
(Dollars in millions)



8.1
17.1
28.0
33.5
45.4
69.1
97
98
99
00
01
02

INVENTORY TURNOVER*



2.96x
3.33x
3.63x
3.91x
3.73x
3.83x
97
98
99
00
01
02

GROSS PROFIT MARGINS
(Percentage)



21.1
22.1
22.5
23.4
24.5
26.5
97
98
99
00
01
02

*Cost of goods sold/average inventories

Committed to a culture of financial discipline, we have consistently demonstrated strong performance, establishing a solid track record as we have steadily increased sales and profitability.

For the five-year period ending February 1, 2003, net sales have grown at a compound annual growth rate (CAGR) of 18.9% and operating income has increased at a CAGR of 53.5%. During the same time frame, gross profit margins have increased from 22.1% to 26.5%, while operating margins have increased from 2.7% to 5.4%.

We continue to focus on the financial metrics we believe are the keys to profitable growth, including return on invested capital and inventory turnover. For the five-year period ending February 1, 2003, return on invested capital has increased from 6.5% to 11.8%, in the midst of returns of other best-in-class retailers.


DICK'S
SPORTING GOODS

COMPETITIVE STRENGTHS
UNIQUE SHOPPING EXPERIENCE

As an authentic sporting goods retailer, we offer high-quality merchandise with a focus on technological innovation rather than fashion trends. We believe this focus makes our results less volatile than those of many of our competitors, while distinguishing us from mass merchandisers. This merchandising approach ultimately positions us as a leader in this market which we believe will continue to benefit from new product offerings with enhanced technological features.


DICK'S

GOLF PRO SHOP



FITNESS


THE LODGE
Coleman

THE LODGE



TEAM SPORTS

WE PROVIDE THE SHOPPING CONVENIENCE OF NUMEROUS SPECIALTY STORES–ALL UNDER ONE ROOF–WITH THE BROAD PRODUCT SELECTION TYPICALLY ASSOCIATED WITH LARGE-FORMAT RETAILERS.



BIKE SHOP


CROSSTRAINING
achieve
achieve
new balance

FOOTWEAR



NIKE SHOP



WOMEN'S APPAREL



CONTENTS

Fiscal Year	2002	2001	2000	1999	12 Months Ended January 30 1999[1]
(Dollars in thousands, except per share and sales per square foot data)					
STATEMENT OF OPERATIONS DATA:					
Net sales	**$1,272,584**	$1,074,568	$ 893,396	$ 728,342	$ 628,860
Gross profit	**337,392**	263,569	208,844	163,896	138,735
Selling, general and administrative expenses	**262,755**	213,065	169,392	132,403	116,476
Income from continuing operations	**38,264**	23,471	15,947	14,691	7,341
Discontinued operations[2]	**–**	–	(7,304)	(3,514)	(1,016)
Net income	**38,264**	23,471	8,643	11,177	6,325
Accretion of mandatorily redeemable preferred stock[3]	**–**	–	(5,654)	(14,404)	(13,160)
Net income (loss) applicable to common stockholders	**$ 38,264**	$ 23,471	$ 2,989	$ (3,227)	$ (6,835)
EARNINGS PER COMMON SHARE DATA[4]:					
Diluted earnings applicable to common stockholders	**$ 1.87**	$ 1.31	$ .47	$ (2.28)	$ (4.84)
Diluted weighted average shares outstanding	**20,479**	17,868	18,502	1,414	1,411
STORE DATA:					
Comparable store net sales increase (decrease)	**5.1%**	3.6%	3.0%	(0.6%)	7.4%
Number of stores at end of period	**141**	125	105	83	70
Total square feet at end of period	**6,807,021**	6,149,044	5,303,124	4,355,072	3,858,422
Net sales per square foot	**$ 192**	$ 186	$ 180	$ 175	$ 174
Average net sales per store	**$ 9,427**	$ 9,387	$ 9,522	$ 9,471	$ 9,779
OTHER DATA:					
Gross profit margin	**26.5%**	24.5%	23.4%	22.5%	22.1%
Operating margin	**5.4%**	4.2%	3.7%	3.8%	2.7%
Inventory turnover	**3.81x**	3.73x	3.91x	3.63x	3.33x
Depreciation and amortization	**$ 14,420**	$ 12,082	$ 9,425	$ 8,662	$ 8,121
BALANCE SHEET DATA:					
Inventories	**$ 233,497**	$ 201,585	$ 163,149	$ 139,577	$ 128,869
Total assets	**$ 376,226**	$ 321,982	$ 264,513	$ 219,752	$ 200,994
Total debt including capitalized lease obligations	**$ 3,577**	$ 80,861	$ 73,647	$ 14,931	$ 28,131
Total mandatorily redeemable preferred stock excluded from stockholders' equity[5,6]	**$ –**	$ –	$ –	$ 152,170	$ 137,766
Retained earnings (accumulated deficit) – including accretion of redeemable preferred stock[7]	**$ 10,225**	$ (28,039)	$ (51,510)	$ (54,499)	$ (51,272)
Total stockholders' equity (deficit)[6]	**$ 140,499**	$ 63,105	$ 38,742	$ (62,814)	$ (59,587)

[1] During the period ended January 30, 1999, we changed our fiscal reporting year from the Saturday nearest to the end of February to the Saturday nearest to the end of January.

[2] Discontinued operations resulted from our former Internet commerce business.

[3] Represents accretion of the redeemable preferred stock to its redemption value through a charge to retained earnings / (accumulated deficit).

[4] Earnings per share data gives effect to the 2.31-for-1 stock split which occurred in connection with our initial public offering of our common stock in October 2002.

[5] In connection with our recapitalization in fiscal 2000, the preferred stockholders elected to convert all outstanding shares of preferred stock to shares of common stock resulting in the conversion of 9,396,612 shares of preferred stock to 25,251,162 shares of common stock. We repurchased approximately 60% of the shares of common stock from the former preferred stockholders for cash and promissory notes. The notes were repaid in September 2001.

[6] The mandatorily redeemable preferred stock was not classified within stockholders' equity (deficit) because of the redemption feature.

[7] Includes $63,897 of accretion of the redeemable preferred stock to its redemption value through a charge to accumulated deficit.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial and Other Data" and our consolidated financial statements and related notes appearing elsewhere in this report. This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. See page 19, "Forward-Looking Statements."

OVERVIEW

The Company is an authentic full-line sporting goods retailer offering a broad assortment of brand-name sporting goods equipment, apparel and footwear in a specialty store environment. Our core focus is to offer a broad selection of high-quality, competitively-priced brand name sporting goods equipment, apparel and footwear that enhances our customers' performance and enjoyment of their sports activities. As of February 1, 2003, the Company operated 141 stores in 25 states throughout the Eastern half of the United States. The Company's fiscal year ends on the Saturday closest to January 31, which generally results in a 52-week fiscal year. However, every five or six years, the fiscal year is 53 weeks. Fiscal 2000 is 53 weeks. For purposes of annual comparisons, unless otherwise noted, the Company has not adjusted for this difference.

RESULTS OF OPERATIONS

The following table presents for the periods indicated selected items in the consolidated statements of income as a percentage of the Company's net sales:

Fiscal Year	**2002**	2001	2000
Net sales	**100.0%**	100.0%	100.0%
Cost of goods sold	**73.5**	75.5	76.6
Gross profit	**26.5**	24.5	23.4
Selling, general and administrative expenses	**20.7**	19.8	19.0
Pre-opening expenses	**0.4**	0.5	0.7
Income from operations	**5.4**	4.2	3.7
Interest expense, net	**0.2**	0.6	0.8
Loss on write-down of non-cash investment	**0.2**	–	–
Income from continuing operations before income taxes	**5.0**	3.6	2.9
Provision for income taxes	**2.0**	1.5	1.2
Income from continuing operations	**3.0**	2.1	1.7
Discontinued operations	**–**	–	0.8
Net income	**3.0%**	2.1%	0.9%

Cost of goods sold includes the cost of merchandise, inventory shrinkage, freight, distribution and store occupancy costs. Store occupancy costs include rent, common area maintenance charges, real estate and other asset-based taxes, store maintenance, utilities, depreciation, fixture lease expenses and certain insurance expenses.

Selling, general and administrative expenses include store and field support payroll and fringe benefits, advertising, bank card charges, information systems, marketing, legal, accounting, other store expenses and all expenses associated with operating the Company's corporate headquarters.

Pre-opening expenses consist primarily of marketing, payroll and recruiting costs incurred prior to a new store opening.

Interest expense results primarily from interest on our revolving credit facility.

Loss on write-down of non-cash investment resulted from a write-down of that investment in the Company's third-party Internet commerce service provider due to a decline in the value of that company's publicly traded stock. In July 2001, the Company converted a cash-based royalty arrangement with that provider into an equity investment in that company which resulted in this non-cash investment.

Loss from discontinued operations and disposal of business is attributable to the Company's Internet commerce business that was closed effective as of the end of fiscal 2000.

FISCAL 2002 COMPARED TO FISCAL 2001

Net Sales Net sales increased by $198.0 million, or 18.4%, to $1,272.6 million in fiscal 2002 from $1,074.6 million in fiscal 2001. This increase resulted from a comparable store sales increase of $48.3 million, or 5.1%, and $149.7 million in new store sales, which reflected the opening of 16 new stores and relocation of three stores in fiscal 2002 and the opening of 20 new stores in fiscal 2001. The increase in comparable store sales is mostly attributable to sales increases in the majority of the Company's merchandise categories with women's apparel, exercise, team sports and camping recording the largest increases. These increases were partly offset by lower sales of fishing tackle.

Gross Profit Gross profit increased by $73.8 million, or 28.0%, to $337.4 million in fiscal 2002 from $263.6 million in fiscal 2001. As a percentage of net sales, gross profit increased to 26.5% in fiscal 2002 from 24.5% in fiscal 2001. The increase in gross profit percentage was primarily due to improved selling margins in the majority of the Company's product categories which was aided by favorable weather conditions throughout the fourth quarter resulting in a reduction of mark-down activity. In addition, the gross profit percentage improved due to leverage of store occupancy costs that resulted from increased comparable store sales and improved productivity at the Company's distribution center.

Selling, General and Administrative Expenses Selling, general and administrative expenses increased by $49.7 million to $262.8 million in fiscal 2002 from $213.1 million in fiscal 2001. The increase in these expenses is primarily attributable to the increased store count and additional personnel to support this growth. As a percentage of net sales, selling, general and administrative expenses increased by 0.9% to 20.7% in fiscal 2002 from 19.8% in fiscal 2001. The percentage increase was due primarily to higher payroll and benefit costs, continued infrastructure investments in the form of information systems and increased corporate office employees, and expenses associated with the rollout of the Company's "Scorecard" loyalty program.

Pre-Opening Expenses Pre-opening expenses increased by $0.5 million to $5.6 million in fiscal 2002 from $5.1 million in fiscal 2001. Pre-opening expenses were for the addition of 16 new stores and three relocations in fiscal 2002 compared to 20 new stores in fiscal 2001.

Income from Operations Income from operations increased by $23.7 million, or 52.3%, to $69.1 million in fiscal 2002 from $45.4 million in fiscal 2001. The increase in income from operations is primarily attributable to higher comparable store sales and gross margin percentage combined with operating income from stores opened during fiscal 2001.

Interest Expense, Net Interest expense decreased by $3.3 million to $2.9 million in fiscal 2002 from $6.2 million in fiscal 2001. This decrease was due primarily to lower interest rates and lower average borrowings. All of the net proceeds of $27.9 million from the Company's initial public offering of common stock were used to reduce borrowings under the credit facility.

Loss on Write-Down of Non-Cash Investment Loss on write-down of non-cash investment resulted from a $2.4 million write-down in fiscal 2002 against the non-cash investment in the Company's third-party Internet commerce service provider due to a decline in the value of that company's publicly traded stock. In July 2001, the Company had converted a cash-based royalty arrangement with that provider into an equity investment in that company which resulted in this non-cash investment.

Provision for Income Taxes The Company's effective tax rate was 40% in both fiscal 2002 and fiscal 2001.

Net Income Net income increased by $14.8 million, or 63.0%, to $38.3 million in fiscal 2002 from $23.5 million in fiscal 2001.

FISCAL 2001 (52 WEEKS) COMPARED TO FISCAL 2000 (53 WEEKS)

Net Sales Net sales increased by $181.2 million, or 20.3%, to $1,074.6 million in fiscal 2001 from $893.4 million in fiscal 2000. This increase resulted from a comparable store sales increase of $28.4 million, or 3.6% (excluding the 53rd week from fiscal 2000), and $152.8 million from new store sales which were attributable to the opening of 20 new stores in fiscal 2001, and 22 new stores in fiscal 2000. The increase in comparable store sales is mostly attributable to sales increases in a majority of the Company's merchandise categories with women's and kids' apparel, as well as golf, team sports, exercise and hunting equipment recording the largest increases. These increases were partially offset by declines in men's outerwear and boots that resulted from the unusually mild weather in the fourth quarter and reduced scooter sales.

Gross Profit Gross profit increased by $54.8 million, or 26.2%, to $263.6 million in fiscal 2001 from $208.8 million in fiscal 2000. As a percentage of net sales, gross profit increased to 24.5% in fiscal 2001 from 23.4% in fiscal 2000. The increase in gross profit percentage was primarily due to improved selling margins in a majority of the Company's product categories, as well as lower freight costs and improved productivity at the Company's distribution center.

Selling, General and Administrative Expenses Selling, general and administrative expenses increased by $43.7 million to $213.1 million in fiscal 2001 from $169.4 million in fiscal 2000. The increase in these expenses is attributable to the increased store count and additional personnel to support the Company's growth. As a percentage of net sales, selling, general and administrative expenses increased by 0.8% to 19.8% in fiscal 2001 from 19.0% in fiscal 2000. The percentage increase was due to the investment in people associated with new human resources and merchandising system initiatives as well as the formation of the product-sourcing group.

Pre-Opening Expenses Pre-opening expenses decreased by $0.8 million to $5.1 million in fiscal 2001 from $5.9 million in fiscal 2000. Pre-opening expenses decreased in fiscal 2001 primarily as a result of two fewer new store openings than occurred in fiscal 2000.

Income from Operations Income from operations increased by $11.9 million, or 35.2%, to $45.4 million in fiscal 2001 from $33.5 million in fiscal 2000. The increase in income from operations is primarily attributable to higher comparable store sales and gross margin percentage combined with operating income from stores opened during fiscal 2000.

Interest Expense, Net Interest expense decreased by $0.8 million to $6.2 million in fiscal 2001 from $7.0 million in fiscal 2000. This decrease was due to lower average borrowings and lower borrowing rates.

Provision for Income Taxes The Company's effective tax rate was 40% in both fiscal 2001 and 2000.

Loss from Discontinued Operations and Disposal of Business Loss from discontinued operations and disposal of business of $7.3 million in fiscal 2000 was attributable to the termination of the Company's Internet commerce business.

Net Income Net income increased by $14.9 million, or 172%, to $23.5 million in fiscal 2001 from $8.6 million in fiscal 2000.

LIQUIDITY AND CAPITAL RESOURCES

Our primary capital requirements are for inventory, capital improvements and pre-opening expenses to support expansion plans, as well as for various investments in store remodeling, store fixtures and ongoing infrastructure improvements. The Company's main sources of liquidity have been cash flows from operations, borrowings under the revolving credit facility, proceeds from sale-leaseback transactions and net proceeds from the initial public offering in fiscal 2002.

During fiscal 2002, 2001 and 2000, net cash provided by operating activities was $61.1 million, $12.0 million and $17.6 million, respectively. All of the Company's revenues are realized at the point-of-sale in the stores. Thus, net sales are essentially on a cash basis. Changes in inventory turnover affect net cash provided by operating activities. Inventory turnover was 3.83, 3.73 and 3.91 in fiscal 2002, 2001 and 2000, respectively. Generally, a higher inventory turnover corresponds with greater net cash from operating activities. The cash flow from operating the Company's stores is a significant source of liquidity, and is used primarily to purchase inventory, make interest payments on indebtedness and pay income taxes.

During fiscal 2002, 2001 and 2000, net cash used in investing activities was $22.6 million, $22.0 million and $22.5 million, respectively. We use cash in investing activities to build new stores and remodel or relocate existing stores. Furthermore, net cash used in investing activities includes purchases of information technology assets and expenditures for distribution facilities and corporate headquarters. During fiscal 2002, 2001 and 2000, the Company opened 16, 20 and 22 new stores, respectively, and remodeled or relocated three, one and five stores, respectively. Sale-leaseback transactions covering store fixtures, buildings and information technology assets also have the effect of returning to the Company cash previously invested in these assets.

During fiscal 2002, 2001 and 2000, net cash (used in) provided by financing activities was $(36.4) million, $10.7 million and $7.5 million, respectively. Financing activities consist primarily of borrowings and repayments under the revolving credit facility, net proceeds from the initial public offering, and proceeds from transactions in the Company's common stock. During fiscal 2002, the Company completed an initial public offering of 8,381,320 shares of common stock, including the underwriters' over-allotment, of which 2,772,000 were sold by the Company and 5,609,320 were sold by certain of the Company's stockholders. Proceeds to the Company, net of $3.0 million in transaction costs, were $27.9 million. The proceeds were used to repay outstanding borrowings under the revolving credit facility. During fiscal 2001, 2,862,374 stock options were exercised in exchange for a $6.2 million note receivable due from a related party. Proceeds from the payment on the note were received in fiscal 2002. During fiscal 2002, the Company received proceeds of $0.8 million from the exercise of employee stock options and $4.4 million from the Company's employee stock purchase plan.

The Company's liquidity and capital needs have been met by cash from operations and borrowings under the revolving credit facility. This credit facility provides for borrowings in an aggregate outstanding principal amount of up to $180 million, including up to $25 million in the form of letters of credit. The actual availability under the credit facility is limited to the lesser of 70% of the Company's eligible inventory or 85% of the Company's inventory's liquidation value, in each case net of specified reserves and less any letters of credit outstanding. Outstanding borrowings on the credit facility, as of February 1, 2003, February 2, 2002 and February 3, 2001 were $0, $77.1 million and $55.1 million, respectively. Total remaining borrowing capacity, after subtracting letters of credit as of February 1, 2003, February 2, 2002 and February 3, 2001 was $143.8 million, $52.9 million and $50.2 million, respectively. Interest on outstanding indebtedness under the credit facility currently accrues at the lender's prime commercial lending rate or, if the Company elects, at the one month LIBOR plus 1.25% based on the Company's current interest coverage ratio. The Company's obligations under the credit facility are secured by interests in substantially all of the Company's personal property excluding store and distribution center equipment and fixtures. The credit facility matures on May 30, 2006. The Company has used the credit facility to meet seasonal working capital requirements and to support the Company's growth.

The credit facility contains restrictions regarding the Company's and related subsidiary's ability, among other things, to merge, consolidate or acquire non-subsidiary entities, to incur indebtedness or liens, to pay dividends or make distributions on the Company's stock, to make investments or loans, or to engage in transactions with affiliates. The Company is also required to comply with a fixed charge coverage ratio. The credit facility is also secured by the pledge of substantially all of the Company's assets to the Company's lenders, including the pledge of the stock of the Company's wholly owned subsidiary, American Sports Licensing, Inc. As of February 1, 2003, the Company was in compliance with the terms of the credit facility.

Cash requirements in fiscal 2003, other than normal operating expenses, are expected to consist primarily of capital expenditures related to the addition of new stores. The Company plans to open 20 new stores during fiscal 2003. The Company also anticipates incurring additional expenditures for remodeling or relocating certain existing stores and enhancing its information technology assets as well as other infrastructure improvements. While there can be *no assurance that current expectations will be realized, the Company expects net capital expenditures in fiscal 2003 to be approximately $28.0 million.*

The Company believes that existing cash flows generated from operations and funds available under our credit facility will be sufficient to satisfy our capital requirements through fiscal 2003. Other new business opportunities or store expansion rates substantially in excess of those presently planned may require additional funding.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The only off-balance sheet contractual obligations and commercial commitments as of February 1, 2003 relate to operating lease obligations and letters of credit. The Company has excluded these items from the balance sheet in accordance with accounting principles generally accepted in the United States of America.

The following table summarizes the Company's material contractual obligations, including both on- and off-balance sheet arrangements in effect at February 1, 2003:

Fiscal Year	2003	2004	2005	Thereafter	Total
(Dollars in thousands)					
Contractual obligations:					
Long-term debt	$ 157	$ 174	$ 193	$ 792	$ 1,316
Capital lease obligations	56	60	66	2,079	2,261
Operating lease obligations	90,824	99,315	96,632	955,414	1,242,185
Total contractual obligations	$ 91,037	$ 99,549	$ 96,891	$958,285	$1,245,762

The following table summarizes the Company's other commercial commitments, including both on- and off-balance sheet arrangements, in effect at February 1, 2003:

Fiscal Year	2003
Other commercial commitments:	
Documentary letters of credit	$ 5,690
Standby letters of credit	5,343
Total other commercial commitments	$ 11,033

CRITICAL ACCOUNTING POLICIES AND USE OF ESTIMATES

The Company's significant accounting policies are described in Note 1 of the Consolidated Financial Statements, which were prepared in accordance with accounting principles generally accepted in the United States of America. Critical accounting policies are those that the Company believes are both most important to the portrayal of the Company's financial condition and results, and require the Company's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions.

The Company considers the following policies to be the most critical in understanding the judgments that are involved in preparing its consolidated financial statements.

INVENTORY VALUATION

The Company values inventory using the lower of weighted average cost or market method. Market price is generally based on the current selling price of the merchandise. The Company regularly reviews inventories to determine if the carrying value of the inventory exceeds market value and the Company records a reserve to reduce the carrying value to its market price, as necessary. Historically, the Company has rarely experienced significant occurrences of obsolescence or slow moving inventory. However, future changes such as customer merchandise preference, unseasonable weather patterns or business trends could cause the Company's inventory to be exposed to obsolescence or slow moving merchandise.

Shrink expense is accrued as a percentage of merchandise sales based on historical shrink trends. The Company performs physical inventories at the stores and distribution center throughout the year. The reserve for shrink represents an estimate for shrink for each of the Company's locations since the last physical inventory date through the reporting date. Estimates by location and in the aggregate are impacted by internal and external factors and may vary significantly from actual results.

VENDOR ALLOWANCES

Vendor allowances include allowances, rebates and cooperative advertising funds received from vendors. These funds are determined for each fiscal year and the majority are based on various quantitative contract terms. Amounts expected to be received from vendors relating to the purchase of merchandise inventories are recognized as a reduction of cost of goods sold as the merchandise is sold. Amounts that represent a reimbursement of costs incurred, such as advertising, are recorded as a reduction to the related expense in the period that the related expense is incurred. The Company records an estimate of earned allowances based on the latest projected purchase volumes and advertising forecasts. On an annual basis, the Company confirms earned allowances with vendors to ensure the amounts are recorded in accordance with the terms of the contract.

In November 2002, the FASB issued Emerging Issues Task Force Issue No. 02-16 ("Issue 02-16"), "Accounting by a Reseller for Cash Consideration Received from a Vendor." Issue 02-16 addresses the issue of how a reseller of a vendor's product should account for cash consideration received from a vendor. The adoption of Issue 02-16, effective with agreements entered into after November 21, 2002, did not have a material impact on the Company's consolidated financial position or results of operations.

IMPAIRMENT OF ASSETS

The Company reviews long-lived assets whenever events and circumstances indicate that the carrying value of these assets may not be recoverable based on estimated future cash flows. Assets are reviewed at the lowest level for which cash flows can be identified, which is the store level. In determining future cash flows, significant estimates are made by the Company with respect to future operating results of each store over its remaining lease term. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which supercedes Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 addresses the accounting and reporting for one-time employee termination benefits, certain contract termination costs, and other costs associated with exit or disposal activities such as facility closings or consolidations and employee relocations. The standard is effective for exit or disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued Emerging Issues Task Force Issue No. 02-16 ("Issue 02-16"), "Accounting by a Reseller for Cash Consideration Received from a Vendor." Issue 02-16 addresses the issue of how a reseller of a vendor's product should account for cash consideration received from a vendor. The adoption of Issue 02-16, effective with agreements entered into after December 15, 2002, did not have a material impact on the Company's consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." This statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for financial statements for fiscal years and interim periods ending after December 15, 2002. The Company has adopted the disclosure provisions of SFAS No. 148. SFAS No. 148 did not require the Company to change to the fair value based method of accounting for stock-based compensation. The interim disclosure reporting requirements will be adopted by the Company in the first interim period in 2003.

FORWARD-LOOKING STATEMENTS

We caution that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Annual Report or made by our management involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond our control. Accordingly, our future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. You can identify these statements as those that may predict, forecast, indicate or imply future results, performance or advancements and by forward-looking words such as *"believe," "anticipate," "expect," "estimate," "predict," "intend," "plan," "project," "will," "will be," "will continue," "will result," "could," "may," "might" or any variations of such words or other words with similar meanings.* Forward-looking statements address, among other things, our expectations, our growth strategies, including our plans to open new stores, our efforts to increase profit margins and return on invested capital, plans to grow our private label business, projections of our future profitability, results of operations, capital expenditures or our financial condition or other *"forward-looking"* information and includes statements about revenues, earnings, spending, margins, liquidity, store openings and operations, inventory, exclusive branded products, our actions, plans or strategies.

The following factors, among others, in some cases have affected and in the future could affect our financial performance and actual results and could cause actual results for 2003 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this report or otherwise made by our management: the intense competition in the sporting goods industry and actions by our competitors; our inability to manage our growth, open new stores on a timely basis and expand successfully in new and existing markets; the availability of retail store sites on terms acceptable to us; the cost of real estate and other items related to our stores; our ability to access adequate capital; changes in consumer demand; risks relating to product liability claims and the availability of sufficient insurance coverage relating to those claims; our relationships with our suppliers, distributors or manufacturers and their ability to provide us with sufficient quantities of products; any serious disruption at our distribution or return facility; the seasonality of our business; the potential impact of natural disasters or national and international security concerns on us or the retail environment; risks related to the economic impact or the effect on the U.S. retail environment relating to the armed conflict and war in the Middle East; risks relating to the regulation of the products we sell, such as hunting rifles; risks associated with relying on foreign sources of production; risks relating to implementation of new management information systems; risks relating to operational and financial restrictions imposed by our credit facility; factors associated with our pursuit of strategic acquisitions; the loss of our key executives, especially Edward W. Stack, our Chairman and Chief Executive Officer; our ability to meet our labor needs; changes in general economic and business conditions and in the specialty retail or sporting goods industry in particular; and changes in our business strategies.

In addition, we operate in a highly competitive and rapidly changing environment; therefore, new risk factors can arise, and it is not possible for management to predict all such risk factors, nor to assess the impact of all such risk factors on our business or the extent to which any individual risk factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. We do not assume any obligation and do not intend to update any forward-looking statements.

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF DICK'S SPORTING GOODS, INC.:

We have audited the accompanying consolidated balance sheets of Dick's Sporting Goods, Inc. and subsidiaries as of February 1, 2003 and February 2, 2002, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three fiscal years in the period ended February 1, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dick's Sporting Goods, Inc. and subsidiaries as of February 1, 2003 and February 2, 2002, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 1, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP
Pittsburgh, Pennsylvania
March 6, 2003

The management of Dick's Sporting Goods, Inc. is responsible for the preparation and integrity of the consolidated financial statements included in this Annual Report to Shareholders. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's best estimates and judgments where necessary. Financial information included elsewhere in this Annual Report is consistent with these financial statements.

Management maintains a system of internal controls and procedures designed to provide reasonable assurance that transactions are executed in accordance with proper authorization, transactions are properly recorded in the Company's records, assets are safeguarded and accountability for assets is maintained. The system of internal control is continually reviewed for its effectiveness and is augmented by written policies and procedures and the careful selection and training of qualified personnel.

The consolidated financial statements were audited by our independent auditors. Their audit was conducted in accordance with auditing standards generally accepted in the United States of America and to independently assess the fair presentation of the Company's financial position, results of operations and cash flows. Their report is shown on page 20.

The Audit Committee, which is composed solely of independent directors, is responsible for monitoring the Company's accounting and reporting practices. The Audit Committee meets periodically with the independent auditors and management to discuss specific accounting, financial reporting and internal control matters. The independent auditors have full and free access to the Audit Committee with and without the presence of management.



Edward W. Stack
Chairman and Chief Executive Officer



Michael F. Hines
Chief Administrative Officer
and Chief Financial Officer

CONSOLIDATED BALANCE SHEETS

Fiscal Year Ended	February 1 2003	February 2 2002
(Dollars in thousands, except per share data)		
ASSETS		
Current assets:		
Cash	$ 11,120	$ 8,976
Accounts receivable, net	16,391	14,416
Inventories, net	233,497	201,585
Deferred income taxes	8,697	5,219
Prepaid expenses and other current assets	5,572	5,243
Total current assets	275,277	235,439
Property and equipment, net	80,109	71,795
Other assets:		
Deferred income taxes	7,512	5,970
Investments	1,950	5,770
Other	11,378	3,008
Total other assets	20,840	14,748
Total assets	$376,226	$321,982
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$125,208	$ 95,573
Accrued expenses	59,239	47,012
Deferred revenue and other liabilities	22,752	17,958
Income taxes payable	12,763	5,728
Current portion of long-term debt and capital leases	213	211
Total current liabilities	220,175	166,482
Long-term liabilities:		
Revolving credit borrowings	–	77,073
Long-term debt and capital leases	3,364	3,577
Deferred revenue and other liabilities	12,188	11,745
Total long-term liabilities	15,552	92,395
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, par value, $.01 per share, authorized shares 5,000,000, none issued and outstanding	–	–
Common stock, par value, $.01 per share, authorized shares 100,000,000 and 14,502,004, issued and outstanding shares 12,567,024 and 16,826,915 at February 1, 2003 and February 2, 2002, respectively	126	169
Class B common stock, par value, $.01 per share, authorized shares 20,000,000 and 0, issued and outstanding shares 7,681,008 and 0, at February 1, 2003 and February 2, 2002, respectively	77	–
Additional paid-in capital	130,071	96,279
Retained earnings (accumulated deficit)	10,225	(28,039)
Note receivable for common stock-related party (see Note 7)	–	(6,196)
Accumulated other comprehensive income	–	892
Total stockholders' equity	140,499	63,105
Total liabilities and stockholders' equity	$376,226	$321,982

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Fiscal Year Ended	February 1 2003	February 2 2002	February 3 2001
(Dollars in thousands, except per share data)			
Net sales	**$1,272,584**	$1,074,568	$ 893,396
Cost of goods sold, including occupancy and distribution costs	**935,192**	810,999	684,552
Gross profit	**337,392**	263,569	208,844
Selling, general and administrative expenses	**262,755**	213,065	169,392
Pre-opening expenses	**5,553**	5,144	5,911
Income from operations	**69,084**	45,360	33,541
Interest expense, net	**2,864**	6,241	6,963
Loss on write-down of non-cash investment	**2,447**	–	–
Income from continuing operations before income taxes	**63,773**	39,119	26,578
Provision for income taxes	**25,509**	15,648	10,631
Income from continuing operations	**38,264**	23,471	15,947
Discontinued operations:			
Loss from discontinued operations and disposal of Internet business (net of tax benefit of $4,869 in 2000)	**–**	–	7,304
Net income	**38,264**	23,471	8,643
Accretion of mandatorily redeemable preferred stock	**–**	–	(5,654)
Income applicable to common stockholders	**$ 38,264**	$ 23,471	$ 2,989
Earnings per common share:			
Basic:			
Income from continuing operations including preferred stock activity applicable to common stockholders	**$ 2.16**	$ 1.47	$ 1.08
Discontinued operations	**–**	–	(0.77)
Earnings applicable to common stockholders	**$ 2.16**	$ 1.47	$ 0.31
Weighted average common shares outstanding	**17,729**	16,009	9,499
Earnings per common share:			
Diluted:			
Income from continuing operations including preferred stock activity applicable to common stockholders	**$ 1.87**	$ 1.31	$ 0.86
Discontinued operations	**–**	–	(0.39)
Earnings applicable to common stockholders	**$ 1.87**	$ 1.31	$ 0.47
Weighted average common shares outstanding	**20,479**	17,868	18,502

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Fiscal Year Ended	February 1 2003	February 2 2002	February 3 2001
(Dollars in thousands)			
Net income	**$ 38,264**	$ 23,471	$ 8,643
Other comprehensive income:			
Unrealized (loss) gain on securities available-for-sale	**(892)**	892	–
Reclassification adjustment for losses realized in net income due to the write-down of the non-cash investment to its fair value, net of tax	**892**	–	–
Comprehensive income	**$ 38,264**	$ 24,363	$ 8,643

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Year Ended	**February 1 2003**	February 2 2002	February 3 2001
(Dollars in thousands)			
Cash flows from operating activities:			
Net income	**$ 38,264**	$ 23,471	$ 8,643
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss from discontinued operations	**-**	–	7,304
Depreciation and amortization	**14,420**	12,082	9,425
Loss on write-down of non-cash investment	**2,447**	–	–
Deferred income taxes	**(5,019)**	1,187	(3,731)
Tax benefit from exercise of nonqualified stock options	**662**	–	–
Changes in assets and liabilities:			
Accounts receivable	**(1,975)**	(6,096)	(1,037)
Inventories	**(31,912)**	(39,044)	(22,972)
Prepaid expenses and other assets	**(8,218)**	(1,909)	(2,640)
Accounts payable	**28,122**	9,424	3,614
Accrued expenses and other	**19,260**	3,773	18,653
Deferred revenues and other liabilities	**5,087**	5,606	5,806
Net cash provided by continuing operations	**61,138**	8,494	23,065
Net cash provided by (used in) discontinued operations	**-**	3,513	(5,452)
Net cash provided by operating activities	**61,138**	12,007	17,613
Cash flows from investing activities:			
Proceeds from sale-leaseback transactions	**6,417**	10,254	13,213
Capital expenditures	**(29,001)**	(32,219)	(35,719)
Net cash used in investing activities	**(22,584)**	(21,965)	(22,506)
Cash flows from financing activities:			
Revolving credit (payments) borrowings, net	**(77,073)**	21,929	44,692
Payments on long-term debt and capital leases	**(211)**	(14,715)	(372)
Proceeds from sale of common stock	**30,936**	–	–
Transaction costs for initial public offering	**(3,000)**	–	–
Proceeds from sale of common stock under employee stock purchase plan	**4,421**	–	–
Proceeds from exercise of stock options	**807**	–	–
Payment on repurchase of common stock	**-**	–	(44,809)
Repayment of note receivable for common stock	**6,196**	–	–
Increase in bank overdraft	**1,514**	3,441	8,016
Net cash (used in) provided by financing activities	**(36,410)**	10,655	7,527
Net increase in cash	**2,144**	697	2,634
Cash, beginning of period	**8,976**	8,279	5,645
Cash, end of period	**$ 11,120**	$ 8,976	$ 8,279

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Dollars in thousands)	Series B Convertible Preferred Stock		Common Stock	
	Shares	Dollars	Shares	Dollars
BALANCE, January 29, 2000	1,708,242	$ 17	2,319,240	$ 23
Accretion of convertible and redeemable preferred stock	–	–	–	–
Conversion of convertible and redeemable preferred stock	(1,708,242)	(17)	25,251,162	253
Repurchase and retirement of common stock	–	–	(13,605,861)	(136)
Net income	–	–	–	–
BALANCE, February 3, 2001	–	–	13,964,541	140
Exercise of stock options and issuance of common stock	–	–	2,862,374	29
Net income	–	–	–	–
Unrealized gain on securities available-for-sale, net of taxes of $480	–	–	–	–
BALANCE, February 2, 2002	–	–	16,826,915	169
Exchange of common stock for Class B common stock	–	–	(7,681,008)	(77)
Sale of common stock in initial public offering, net of transaction costs	–	–	2,772,000	28
Sale of common stock under stock plans	–	–	433,494	4
Exercise of warrants	–	–	19,002	–
Exercise of stock options, including tax benefit of $662	–	–	196,621	2
Net income	–	–	–	–
Repayment of note receivable	–	–	–	–
Unrealized loss on securities available-for-sale, net of taxes of $480	–	–	–	–
BALANCE, February 1, 2003	–	$ –	12,567,024	$ 126

See notes to consolidated financial statements.

Class B Common Stock Shares	Class B Common Stock Dollars	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Note Receivable for Common Stock	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock Dollars	Total
–	$ –	$ 24	$ (54,499)	$ –	$ –	905,488	$ (8,379)	$ (62,814)
–	–	–	(5,654)	–	–	–	–	(5,654)
–	–	157,588	–	–	–	–	–	157,824
–	–	(67,500)	–	–	–	(905,488)	8,379	(59,257)
–	–	–	8,643	–	–	–	–	8,643
–	–	90,112	(51,510)	–	–	–	–	38,742
–	–	6,167	–	(6,196)	–	–	–	–
–	–	–	23,471	–	–	–	–	23,471
–	–	–	–	–	892	–	–	892
–	–	96,279	(28,039)	(6,196)	892	–	–	63,105
7,681,008	77	–	–	–	–	–	–	–
–	–	27,908	–	–	–	–	–	27,936
–	–	4,417	–	–	–	–	–	4,421
–	–	19	–	–	–	–	–	19
–	–	1,448	–	–	–	–	–	1,450
–	–	–	38,264	–	–	–	–	38,264
–	–	–	–	6,196	–	–	–	6,196
–	–	–	–	–	(892)	–	–	(892)
7,681,008	$ 77	$130,071	$ 10,225	$ –	$ –	–	$ –	$140,499

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations Dick's Sporting Goods, Inc. (together with its subsidiaries, the "Company") is a specialty retailer selling sporting goods, footwear and apparel through its 141 stores throughout the Eastern half of the United States.

Fiscal Year The Company's fiscal year ends on the Saturday closest to the end of January. Fiscal years 2002 (52 weeks), 2001 (52 weeks), and 2000 (53 weeks) ended on February 1, 2003, February 2, 2002 and February 3, 2001, respectively.

Principles of Consolidation The consolidated financial statements include Dick's Sporting Goods, Inc. and its wholly owned subsidiaries, American Sports Licensing, Inc., and for the period October 1, 2000 through February 3, 2001 (see Note 10), DSG Holdings LLC whose operations consisted of its Internet business. The Company's investment in DSG Holdings LLC was accounted for under the equity method of accounting for the period November 2, 1999 through September 30, 2000. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Management The Company's cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Accounts payable at February 1, 2003 and February 2, 2002 include $29,294,000 and $27,780,000, respectively, of checks drawn in excess of cash balances not yet presented for payment.

Accounts Receivable Accounts receivable consists principally of amounts receivable from vendors. The allowance for doubtful accounts totaled $1,432,000 and $502,000, as of February 1, 2003 and February 2, 2002, respectively.

Inventories Inventories are stated at the lower of weighted average cost or market. Inventory cost consists of the direct cost of merchandise including freight. Inventories are net of shrinkage, obsolescence, sales returns and other valuations and vendor allowances totaling $16,726,000 and $11,205,000 at February 1, 2003 and February 2, 2002, respectively.

Property and Equipment Property and equipment are recorded at cost and include capitalized leases. For financial reporting purposes, depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Buildings	40 years
Leasehold improvements	10-20 years
Furniture, fixtures and equipment	3-7 years
Vehicles	5 years

For property and equipment under capital lease agreements, amortization is calculated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term.

Renewals and betterments are capitalized and repairs and maintenance are expensed as incurred.

The Company periodically evaluates its long-lived assets to assess whether the carrying values have been impaired, using the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Investments Investments consist of restricted, unregistered common stock and warrants to purchase unregistered common stock. Common stock for which restrictions lapse within one year is classified as "available-for-sale" in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and is carried at fair value. Fair value was based upon the publicly quoted equity price of GSI Commerce Inc. ("GSI") stock at the acquisition date, less a discount resulting from the stock not yet being vested and the unregistered character of the stock once it does vest, which occurs quarterly over a four-year period. This discount is based on an independent appraisal obtained by the Company. Unrealized holding gains and losses on stock for which restrictions lapse within one year are included in other comprehensive income and are shown as a component of stockholders' equity as of the end of each fiscal year (see Note 11).

Deferred Revenue and Other Liabilities Deferred revenue and other liabilities is primarily comprised of deferred rent, which represents the difference between rent paid and the amounts expensed for operating leases, gift cards and amounts deferred relating to the investment in GSI (see Note 11).

Pre-Opening Expenses Pre-opening expenses, which consist primarily of marketing, payroll and recruiting costs, are expensed as incurred.

Stock-Based Compensation The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. Accordingly, no compensation expense has been recognized where the exercise price of the option was equal to or greater than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation (see Note 7 for descriptions of Employee Stock Plans).

Fiscal Year Ended	**February 1 2003**	February 2 2002	February 3 2001
(Dollars in thousands, except per share data)			
Net income, as reported	**$ 38,264**	$ 23,471	$ 8,643
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	**(1,825)**	(1,020)	(1,147)
Pro-forma net income	**$ 36,439**	$ 22,451	$ 7,496
Earnings per share:			
Basic income applicable to common shareholders – as reported	**$ 2.16**	$ 1.47	$ 0.31
Basic income applicable to common shareholders – pro-forma	**$ 2.06**	$ 1.40	$ 0.19
Diluted income applicable to common shareholders – as reported	**$ 1.87**	$ 1.31	$ 0.47
Diluted income applicable to common shareholders – pro-forma	**$ 1.78**	$ 1.26	$ 0.41

The fair value of stock-based awards to employees is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Employee Stock Options			Employee Stock Purchase Plan		
	2002	2001	2000	**2002**	2001	2000
Expected life (years)	**7.5**	7.5	7.5	**.021–.50**	–	–
Expected volatility	**60%**	–	–	**60%**	–	–
Risk-free interest rate	**3.50%–3.51%**	5.20%	5.31%	**1.23%–1.66%**	–	–
Expected dividend yield	**0%**	0%	0%	**0%**	0%	0%
Weighted average fair values	**$ 8.62**	$ –	$ –	**$ 3.33**	$ –	$ –

Income Taxes The Company utilizes the asset and liability method of accounting for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes," and provides deferred income taxes for temporary differences between the amounts reported for assets and liabilities for financial statement purposes and for income tax reporting purposes.

Earnings Per Share The computation of basic earnings per share is based on the weighted average number of shares outstanding during the period. The computation of diluted earnings per share is based on the weighted average number of shares outstanding plus the incremental shares that would be outstanding assuming the exercise of dilutive stock options and warrants, calculated by applying the treasury stock method.

Revenue Recognition Revenue from retail sales is recognized at the point of sale. Revenue from cash received for gift cards is deferred, and the revenue is recognized upon the redemption of the gift card. Sales are recorded net of estimated returns. Revenue from layaway sales is recognized upon receipt of final payment from the customer.

Advertising Costs Production costs of advertising are expensed as incurred and the costs to run the advertisements are expensed the first time the advertisement takes place. Advertising expense was approximately $42,568,000, $37,176,000 and $33,507,000 for fiscal 2002, 2001 and 2000, respectively.

Vendor Allowances Vendor allowances include allowances, rebates and cooperative advertising funds received from vendors. These funds are determined for each fiscal year and the majority are based on various quantitative contract terms. Amounts expected to be received from vendors relating to the purchase of merchandise inventories are recognized as a reduction of cost of goods sold as the merchandise is sold. Amounts that represent a reimbursement of costs incurred, such as advertising, are recorded as a reduction to the related expense in the period that the related expense is incurred. The Company records an estimate of earned allowances based on the latest projected purchase volumes and advertising forecasts. On an annual basis, the Company confirms earned allowances with vendors to ensure the amounts are recorded in accordance with the terms of the contract.

Fair Value of Financial Instruments The Company has financial instruments which include long-term debt and revolving debt. The carrying amounts of the Company's debt instruments approximate their fair value, estimated using the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Segment Information The Company is a specialty retailer that offers a broad range of products in its specialty retail stores in the Eastern United States. Given the economic characteristics of the store formats, the similar nature of the products sold, the type of customer and method of distribution, the continuing operations of the Company are one reportable segment.

Newly Issued Accounting Pronouncements In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which supercedes Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 addresses the accounting and reporting for one-time employee termination benefits, certain contract termination costs, and other costs associated with exit or disposal activities such as facility closings or consolidations and employee relocations. The standard is effective for exit or disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued Emerging Issues Task Force Issue No. 02-16 ("Issue 02-16"), "Accounting by a Reseller for Cash Consideration Received from a Vendor." Issue 02-16 addresses the issue of how a reseller of a vendor's product should account for cash consideration received from a vendor. The adoption of Issue 02-16, effective with agreements entered into after December 15, 2002, did not have a material impact on the Company's consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." This statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for financial statements for fiscal years and interim periods ending after December 15, 2002. The Company has adopted the disclosure provisions of SFAS No. 148. SFAS No. 148 did not require the Company to change to the fair value based method of accounting for stock-based compensation.

Reclassifications Certain reclassifications have been made to fiscal 2001 and 2000 consolidated financial statement amounts to conform to the fiscal 2002 presentation.

NOTE 2 PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and consist of the following as of the end of the fiscal periods:

Fiscal Year	2002	2001
(Dollars in thousands)		
Buildings	$ 2,752	$ 2,752
Leasehold improvements	71,542	65,491
Furniture, fixtures and equipment	69,638	55,894
	143,932	124,137
Less accumulated depreciation and amortization	(63,823)	(52,342)
Net property and equipment	$ 80,109	$ 71,795

NOTE 3 ACCRUED EXPENSES

Accrued expenses consist of the following as of the end of the fiscal periods:

Fiscal Year	2002	2001
(Dollars in thousands)		
Accrued payroll, withholdings and benefits	$ 25,532	$ 18,538
Other accrued expenses	33,707	28,474
	$ 59,239	$ 47,012

NOTE 4 REVOLVING CREDIT AGREEMENT

The Company's revolving credit facility (the "Credit Agreement"), as amended, provides for financing up to $180 million subject to a borrowing base equal to the lesser of 70% of eligible inventory or 85% of the inventory liquidation value net of certain reserves (as defined by the Credit Agreement). The Credit Agreement expires on May 30, 2006. As of February 1, 2003 and February 2, 2002, the Company's unused borrowing capacity under the Credit Agreement was $143,810,000 and $52,865,000, respectively. Borrowings made pursuant to the Credit Agreement bear interest based upon a formula at either (a) the prime rate or (b) the one month London Interbank Offering Rate ("LIBOR"), plus the applicable margin (0% for the prime rate option or 1.25% for LIBOR as of February 1, 2003). Borrowings are collateralized by the assets of the Company, excluding store and distribution center equipment and fixtures that have a net carrying value of $14,687,000 as of February 1, 2003.

At February 1, 2003 and February 2, 2002, the prime rate was 4.25% and 4.75%, respectively, and LIBOR was 1.34% and 1.83%, respectively, and the weighted average interest rate on borrowings outstanding under the Credit Agreement was 3.12% at February 2, 2002. There were no borrowings outstanding at February 1, 2003.

The Credit Agreement contains restrictive covenants including the maintenance of a certain fixed charge coverage ratio and prohibits payment of any dividends.

The Credit Agreement provides for letters of credit not to exceed the lesser of (a) $25,000,000, (b) $180,000,000 less the outstanding loan balance and (c) the borrowing base minus the outstanding loan balance. As of February 1, 2003 and February 2, 2002, the Company had outstanding letters of credit totaling $11,033,000 and $7,858,000, respectively.

The following table provides information about the Credit Agreement borrowings as of and for the periods:

Fiscal Year	2002	2001
(Dollars in thousands)		
Balance, fiscal period-end	**$ -**	$ 77,073
Average interest rate	**3.12%**	4.93%
Maximum outstanding during the year	**$134,285**	$151,700
Average outstanding during the year	**$ 83,917**	$100,252

NOTE 5 DEBT

Debt, exclusive of capital lease obligations, consists of the following as of the end of the fiscal periods:

Fiscal Year	2002	2001
(Dollars in thousands)		
Third-party:		
Note payable, due in monthly installments of approximately $3, including interest at 4%, through 2020	**$ 873**	$ 928
Related party:		
Note payable to a former principal stockholder, due in monthly installments of approximately $14, including interest at 12%, through May 1, 2006	**443**	548
Total debt	**1,316**	1,476
Less current portion of:		
Third-party	**(39)**	(55)
Related party	**(118)**	(105)
Total long-term debt	**$ 1,159**	$ 1,316

Certain of the agreements pertaining to long-term debt contain financial and other restrictive covenants, none of which are more restrictive than those of the Credit Agreement as discussed in Note 4.

Scheduled principal payments on long-term debt as of February 1, 2003 are as follows (in thousands):

Fiscal Year	
2003	$ 157
2004	174
2005	193
2006	84
2007	46
Thereafter	662
	$ 1,316

NOTE 6 LEASES

Capital Lease Obligations The Company leases two buildings from a former stockholder, who is related to current stockholders of the Company, under a capital lease entered into May 1, 1986 which expires in April 2021. The gross and net carrying values of assets under capital leases are approximately $3,139,000 and $1,411,000 as of February 1, 2003 and $3,139,000 and $1,499,000 as of February 2, 2002, respectively.

Scheduled lease payments under capital lease obligations as of February 1, 2003 are as follows (in thousands):

Fiscal Year	
2003	$ 240
2004	240
2005	240
2006	240
2007	240
Thereafter	3,195
	4,395
Less amount representing interest	2,134
Present value of net scheduled lease payments	2,261
Less amounts due in one year	56
	$ 2,205

Operating Lease Agreements The Company leases substantially all of its stores, as well as certain office facilities, distribution centers and equipment, under noncancelable operating leases which expire at various dates through 2025. Certain of the store lease agreements contain renewal options for additional periods of five to ten years and contain certain rent escalation clauses. The lease agreements typically provide primarily for the payment of minimum annual rentals, plus contingent rent stated as a percentage of gross sales over certain base amounts, in addition to costs of utilities, property taxes, maintenance, common areas and insurance. Rent expense under these operating leases was approximately $88,183,000, $74,918,000 and $61,715,000 for fiscal 2002, 2001 and 2000, respectively. The Company entered into sale-leaseback transactions related to store fixtures, buildings and equipment that resulted in cash receipts of $6,417,000, $10,254,000 and $13,213,000 for fiscal 2002, 2001 and 2000, respectively.

Scheduled lease payments due (including lease commitments for 13 stores not yet opened at February 1, 2003) under noncancelable operating leases as of February 1, 2003 are as follows (in thousands):

Fiscal Year	
2003	$ 90,824
2004	99,315
2005	96,632
2006	94,062
2007	92,559
Thereafter	768,793
	$1,242,185

NOTE 7 EMPLOYEE STOCK PLANS AND STOCKHOLDERS' EQUITY

Initial Public Offering During October 2002, the Company completed an initial public offering of 8,381,320 shares of common stock, including the underwriters' over-allotment, of which 2,772,000 were sold by us and 5,609,320 were sold by certain of our stockholders. Proceeds to us, net of $3,000,000 in transaction costs, were $27,936,000. The net proceeds were used to repay outstanding borrowings under our revolving credit facility.

Stock Split In connection with the initial public offering, the Company effected a 2.31-for-1 stock split of all of its $.01 par value common stock in the form of a stock dividend (in the amount of 1.31 shares of common stock for every outstanding share of common stock). All applicable share and per-share data in these consolidated financial statements have been restated to give effect to this stock split.

Stock Option Plans At February 1, 2003, the aggregate number of common shares reserved for grant under the Company's 2002 Stock Option Plan (the "Plan") is 9,933,000 shares. The stock option activity during the fiscal years ended is as follows:

	Shares Subject to Options	Weighted Average Exercise Price Per Share	Shares Subject to Exercisable Options	Weighted Average Exercise Price Per Share
Outstanding, January 29, 2000	9,244,200	$ 3.54	4,788,113	$ 2.81
Granted	183,183	4.33	–	–
Cancelled	(503,811)	4.33	–	–
Outstanding, February 3, 2001	8,923,572	$ 3.52	5,861,907	$ 3.09
Granted	101,640	4.33	–	–
Exercised	(2,862,374)	2.16	–	–
Cancelled	(246,969)	4.33	–	–
Outstanding, February 2, 2002	5,915,869	$ 4.15	4,007,298	$ 4.06
Granted	2,359,269	13.40	–	–
Exercised	(196,621)	4.10	–	–
Cancelled	(198,916)	4.33	–	–
Outstanding, February 1, 2003	7,879,601	$ 6.91	4,454,742	$ 4.10

Stock options generally vest over four years in 25% increments from the date of grant and expire 10 years from the date of grant. In conjunction with the Company's initial public offering, stock options were granted for 1,386,000 shares at an exercise price of $12.00 per share. These options vest 100% on their fourth year anniversary and expire 10 years from the date of grant. As of February 1, 2003, there were 7,573,731 shares of common stock available for issuance pursuant to future stock option grants.

Additional information regarding options outstanding as of February 1, 2003, is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$2.16	400,547	7.68	$ 2.16	400,547	$ 2.16
$2.38	83,494	0.64	2.38	83,494	2.38
$4.33	5,070,248	5.68	4.33	3,970,701	4.33
$12.00 – $20.95	2,325,312	9.75	13.53	–	–
$2.16 – $20.95	7,879,601	6.93	$ 6.91	4,454,742	$ 4.10

Employee Stock Purchase Plan The Company has an employee stock purchase plan which provides that eligible employees may purchase shares of the Company's common stock. The initial offering period under the plan commenced on October 17, 2002 and ended on December 31, 2002. Subsequent offering periods will be every six months thereafter or as otherwise determined by the Company's compensation committee. The employee's purchase price is 85% of the lesser of the fair market value of the stock on the first business day or the last business day of the semi-annual offering period. Employees may purchase shares having a fair market value of up to $25,000 for all purchases ending within the same calendar year. No compensation expense is recorded in connection with the plan. The total number of shares issuable under the plan is 1,155,000. There were 433,494 shares issued under the plan during fiscal 2002 leaving 721,506 shares available for future issuance.

Common Stock, Class B Common Stock and Preferred Stock During fiscal 2002, the Company amended its corporate charter to, among other things, provide for the authorization of the issuance of up to 100,000,000 shares of common stock, 20,000,000 shares of Class B common stock, and 5,000,000 shares of preferred stock. Upon completion of the Company's initial public offering in fiscal 2002, the Company has two classes of common stock, the existing common stock and a new class of Class B common stock. The holders of common stock generally have rights identical to holders of Class B common stock, except that holders of common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share. A related party and relatives of the related party hold all of the Class B common stock. These shares can only be held by members of this group and are not publicly tradeable. Class B common stock can be converted to common stock at the holder's option.

As of January 29, 2000, the Company had 12,516,766 shares of preferred stock authorized and 9,396,612 shares issued. All series of preferred stock were convertible into shares of common stock at the option of the holder. In preference to Series B preferred shares, series A, C, D, E, F and G preferred stock, which were redeemable for cash at certain fixed dates, were entitled to cumulative annual dividends, as defined. The Consolidated Balance Sheets as of February 1, 2003 and February 2, 2002 include $63,897,000 of accretion on previously outstanding redeemable preferred stock to its redemption value through a charge to accumulated deficit from fiscal 1992 to fiscal 2000. Because of the redemption feature on such series, series A, C, D, E, F and G preferred stock were not classified within stockholders' equity.

In fiscal 2000, the preferred shareholders elected to convert all outstanding preferred shares to common stock resulting in the conversion of 9,396,612 shares of preferred stock to 25,251,162 shares of common stock. The Company repurchased approximately 60% of the common stock from the former preferred shareholders for cash of $44,809,000 and promissory notes totaling $13,751,000 which accrued interest at 7% annually. The Company repaid the promissory notes on September 9, 2001.

Note Receivable for Common Stock During fiscal 2001, 2,862,374 stock options were exercised in exchange for a note receivable from a related party. The note receivable was repaid during fiscal 2002.

NOTE 8 INCOME TAXES

The components of the provision for income taxes from continuing operations are as follows:

Fiscal Year	2002	2001	2000
(Dollars in thousands)			
Current:			
Federal	$ 25,403	$ 11,940	$ 12,601
State	4,854	800	1,761
	30,257	12,740	14,362
Deferred:			
Federal	(4,319)	2,333	(2,990)
State	(429)	575	(741)
	(4,748)	2,908	(3,731)
Total provision	$ 25,509	$ 15,648	$ 10,631

The provision for income taxes differs from the amounts computed by applying the federal statutory rate as follows for the following periods:

Fiscal Year	2002	2001	2000
Federal statutory rate	35.0%	35.0%	35.0%
State tax, net of federal benefit	5.0	5.0	5.0
Effective income tax rate	40.0%	40.0%	40.0%

Components of deferred tax assets (liabilities) consist of the following as of the fiscal periods ended:

Fiscal Year	2002	2001
(Dollars in thousands)		
Property and equipment	$ 2,932	$ 1,911
Inventories	(677)	(1,908)
Other accrued expenses not currently deductible for tax purposes	10,520	8,045
Deferred rent	3,434	3,141
Total deferred taxes	$ 16,209	$ 11,189

NOTE 9 EARNINGS PER COMMON SHARE

Earnings per common share is calculated using the principles of SFAS No. 128, "Earnings Per Share" ("EPS"). Under SFAS No. 128, the convertible preferred stock outstanding for a portion of fiscal 2000 has a dilutive effect for purposes of calculating diluted EPS. The number of incremental shares from the assumed exercise of stock options is calculated by applying the treasury stock method. Stock options outstanding totaling 8,923,572 were excluded from the fiscal 2000 calculation as they were anti-dilutive. The earnings per share calculations are as follows:

Fiscal Year	2002	2001	2000
(Dollars in thousands, except per share data)			
Earnings per common share			
Basic:			
Income from continuing operations including preferred stock activity applicable to common shareholders	**$ 38,264**	$ 23,471	$ 10,293
Weighted average common shares outstanding	**17,729**	16,009	9,499
Earnings per common share from continuing operations including preferred stock activity-basic	**$ 2.16**	$ 1.47	$ 1.08
Earnings per common share			
Diluted:			
Income from continuing operations including preferred stock activity applicable to common shareholders	**$ 38,264**	$ 23,471	$ 10,293
Dilutive effect of preferred stock accretion	**–**	–	5,654
Dilutive earnings for common shareholders	**$ 38,264**	$ 23,471	$ 15,947
Weighted average common shares outstanding	**17,729**	16,009	9,499
Convertible preferred stock	**–**	–	8,984
Stock options and warrants	**2,750**	1,859	19
Weighted average common shares outstanding	**20,479**	17,868	18,502
Earnings per common share from continuing operations including preferred stock activity-diluted	**$ 1.87**	$ 1.31	$ .86

NOTE 10 DISCONTINUED OPERATIONS OF DICKSSPORTINGGOODS.COM

During January 2001, the Board of Directors approved a plan to discontinue the operations of DSG Holdings LLC, also known as DicksSportingGoods.com, by ceasing its operations in April 2001. The equity interest in operations of DicksSportingGoods.com, the operations as a wholly-owned subsidiary, the operations as a component of the Company, and the loss on disposal have been classified as "Discontinued Operations" in the fiscal 2000 Consolidated Statements of Income. During fiscal 2001, the operations of DSG Holdings LLC ceased and the net assets of discontinued operations were realized in an amount that was not materially different from that recorded as of February 3, 2001. Cash flows in connection with the discontinued operations are reported separately in the Consolidated Statements of Cash Flows.

Summarized results of operations and net loss from disposal of the discontinued operations for fiscal 2000 are as follows:

Fiscal Year	2000
(Dollars in thousands)	
Total operating revenues	$ 2,964
Operating loss before income taxes	$ (4,757)
Income tax benefit	1,903
Loss from discontinued operations	$ (2,854)
Loss from disposal before income taxes	$ (7,416)
Income tax benefit	2,966
Net loss from disposal	$ (4,450)
Total	$ (7,304)

NOTE 11 INVESTMENTS

In April 2001, the Company entered into an Internet commerce agreement with GSI. Under the terms of this 10-year agreement, GSI is responsible for all financial and operational aspects of the Internet site which operates under the domain name "DicksSportingGoods.com," which name has been licensed to GSI by the Company. The Company and GSI entered into a royalty arrangement that was subsequently converted into an equity ownership at a price that was less than the GSI market value per share. The equity ownership consists of restricted, unregistered common stock of GSI and warrants to purchase unregistered common stock of GSI (see Note 1). The Company recognized the difference between the fair value of the GSI stock and its cost as deferred revenue to be amortized over the 10-year term of the agreement. Deferred revenue at February 1, 2003 and February 2, 2002 was $3,618,000 and $4,043,000, respectively. In total, the number of shares the Company holds represents less than 5% of GSI's outstanding common stock.

The Company regularly evaluates the carrying value of its investment in GSI. During fiscal 2002, the carrying value of GSI exceeded the fair value and the decline in fair value was deemed to be other-than-temporary. The Company wrote down the value of the investment to its fair value recording a non-cash charge of $2,447,000 for the other-than-temporary reduction in fair value of GSI.

NOTE 12 RETIREMENT SAVINGS PLAN

The Company's retirement savings plan, established pursuant to Section 401(k) of the Internal Revenue Code, covers all employees who have completed one year of service and have attained 21 years of age. Under the terms of the retirement savings plan, the Company provides a matching contribution equal to 50% (calendar 2002 and 2001) and 40% (calendar 2000) of each participant's contribution up to 10% of the participant's compensation, and may make a discretionary contribution. The Company's expense recorded for the contribution was approximately $1,201,000, $1,272,000 and $910,000 for fiscal 2002, 2001 and 2000, respectively. No employer discretionary contributions were made during fiscal 2002, 2001 and 2000.

NOTE 13 COMMITMENTS AND CONTINGENCIES

The Company is involved in legal proceedings incidental to the normal conduct of its business. Although the outcome of any pending legal proceedings cannot be predicted with certainty, management believes that adequate insurance coverage is maintained and that the ultimate resolution of these matters will not have a material adverse effect on the Company's liquidity, financial position or results of operations.

NOTE 14 SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest paid by the Company totaled $2,686,000, $6,136,000 and $6,647,000 for fiscal 2002, 2001 and 2000, respectively. Income tax payments during fiscal 2002, 2001 and 2000 were $22,370,000, $14,481,000 and $9,524,000, respectively.

During fiscal 2001, 2,862,374 stock options were exercised in exchange for a note receivable in the amount of $6,196,000.

During fiscal 2001, the Company and GSI entered into an Internet commerce agreement which included a royalty arrangement that was subsequently converted into an equity ownership. The Company recognized the difference between the fair value of the GSI stock and its cost as an additional investment and deferred revenue of $4,256,000 (see Note 11).

The Company recognized accretion of $5,654,000 on convertible and redeemable preferred stock as a charge to accumulated deficit during fiscal 2000.

NOTE 15 QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information in fiscal years 2002 and 2001 is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(Dollars in thousands, except earnings per share)				
2002				
Net sales	**$276,635**	**$310,123**	**$290,616**	**$395,210**
Gross profit	**70,040**	**80,352**	**72,129**	**114,871**
Income from operations	**8,736**	**20,420**	**5,496**	**34,432**
Net income	**4,729**	**11,720**	**2,754**	**19,061**
Net earnings per common share – diluted	**$ 0.24**	**$ 0.61**	**$ 0.14**	**$ 0.82**

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(Dollars in thousands, except earnings per share)				
2001				
Net sales	$228,822	$258,710	$246,513	$340,523
Gross profit	52,931	62,577	61,179	86,882
Income from operations	4,968	13,649	4,329	22,414
Net income	1,866	7,050	1,638	12,917
Net earnings per common share – diluted	$ 0.13	$ 0.43	$ 0.08	$ 0.67

REGULATION G RECONCILIATIONS

This Annual Report to Stockholders contains certain non-GAAP financial information. The following tables set forth reconciliations of that non-GAAP financial information to the most directly comparable GAAP information for the stated periods. This non-GAAP financial information includes EBITDA and ROIC.

EBITDA means earnings before discontinued operations, interest, taxes, depreciation and amortization, and should not be considered as an alternative to net income or any other generally accepted accounting principles measure of performance or liquidity. EBITDA, as we have defined it, may not be comparable to similarly titled measures reported by other companies. EBITDA is a key metric used by the Company that provides a measurement of profitability that eliminates the effect of changes resulting from financing decisions, tax regulations, and capital investments.

ROIC means return on invested capital. ROIC is expressed as a percentage which is calculated as follows: net income plus discontinued operations divided by average total capital for the stated periods. Average total capital includes stockholders' equity, plus debt and capital leases plus capitalized operating leases (operating lease rent expense multiplied by a factor of 8). ROIC, as we have defined it, may not be comparable to similarly titled measures reported by other companies. ROIC is a key metric used by the Company in evaluating the efficiency of its use of capital including debt and lease commitments.

EBITDA

	2002	2001	2000
Net income	**$ 38,264**	$ 23,471	$ 8,643
Discontinued operations	**–**	–	7,304
Provision for income taxes	**25,509**	15,648	10,631
Interest expense, net	**2,864**	6,241	6,963
Depreciation and amortization	**14,420**	12,082	9,425
EBITDA	**$ 81,057**	$ 57,442	$ 42,966

RETURN ON INVESTED CAPITAL (ROIC)

(Dollars in thousands)	**2002**	2001	2000	1999	1998	1997
Net income	**$ 38,264**	$ 23,471	$ 8,643	$ 11,177	$ 6,325	$ 1,289
Discontinued operations	**–**	–	7,304	3,514	1,016	–
Non-recurring charge	**–**	–	–	–	1,643	–
Loss on write-down of non cash investment	**1,468**	–	–	–	–	–
Adjusted net income	**39,732**	23,471	15,947	14,691	8,984	1,289
Interest expense, net, after tax	**1,718**	3,745	4,178	2,112	2,897	3,566
Rent expense, net, after tax	**52,910**	44,951	37,029	28,878	22,349	19,598
Net income for ROIC after adjustments (numerator)	**$ 94,360**	$ 72,167	$ 57,154	$ 45,681	$ 34,230	$ 24,453
Total stockholders' equity	**$140,499**	$ 63,105	$ 38,742	$ (62,814)	$ (59,587)	$ (56,247)
Total mandatorily redeemable preferred stock	**–**	–	–	152,170	137,766	125,609
Total stockholders' equity for ROIC calculation	**140,499**	63,105	38,742	89,356	78,179	69,362
Total debt	**3,577**	80,861	73,647	14,931	28,131	70,128
Operating leases capitalized at 8x annual rent expense	**705,464**	599,344	493,720	385,040	298,152	261,384
Total debt and operating leases capitalized at 8x annual rent expense	**709,041**	680,205	567,367	399,971	326,283	331,512
Total capital (total stockholders' equity + total debt and operating leases capitalized at 8x annual rent expense)	**849,540**	743,310	606,109	489,327	404,462	400,874
Average total capital (denominator)	**$796,425**	$674,710	$547,718	$446,895	$402,668	$374,307
ROIC	**11.8%**	10.7%	10.4%	10.2%	8.5%	6.5%
ROIC using GAAP amounts[1]	**11.7%**	10.7%	10.6%	14.0%	11.7%	9.6%

[1] ROIC using GAAP amounts was derived as the quotient of Net income for ROIC not adjusted (numerator) and average total capital not adjusted for the mandatorily redeemable preferred stock (denominator).

CORPORATE AND STOCKHOLDER INFORMATION

CORPORATE OFFICE

200 Industry Drive
RIDC Park West
Pittsburgh, PA 15275
412-809-0100

THE DICK'S SPORTING GOODS WEBSITE

www.dickssportinggoods.com

TRANSFER AGENT AND REGISTRAR

Wachovia Bank, National Association
Equity Services Group NC 1153
1525 West W.T. Harris Blvd., 3C3
Charlotte, NC 28288-1153

INDEPENDENT AUDITORS

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222

COMMON STOCK

The shares of Dick's Sporting Goods, Inc. common stock are listed and traded on the New York Stock Exchange (NYSE), under the symbol "DKS." The shares of the Company's Class B common stock are neither listed nor traded on any stock exchange or other market.

The number of holders of record of shares of the Company's common stock and Class B common stock as of April 11, 2003 was 100 and 9, respectively.

QUARTERLY STOCK PRICE RANGE

Set forth below, for the applicable periods indicated, are the high and low closing sales prices per share of the Company's common stock as reported by the NYSE.

Fiscal Quarter Ended	High	Low
November 2, 2002 (beginning upon the consummation of our IPO)	$ 16.40	$ 13.15
February 1, 2003	$ 22.54	$ 16.02

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Our current credit facility prohibits payment of any dividends.

NON-GAAP FINANCIAL MEASURES

For any non-GAAP financial measures used in this report, see page 38 for a presentation of the most directly comparable GAAP financial measure and a quantitative reconciliation to that GAAP financial measure.

ANNUAL MEETING

June 3rd at 10:00 a.m.
Wyndham Hotel
777 Aten Road
Coraopolis, PA

FORM 10-K

A Form 10-K is available without charge online at www.dickssportinggoods.com/investors, e-mail at investors@dcsg.com or through www.sec.gov.

It is also available upon request to:

Investor Relations
200 Industry Drive
RIDC Park West
Pittsburgh, PA 15275
412-809-0100

BOARD OF DIRECTORS



Edward W. Stack
Director since 1984
Chairman and
Chief Executive Officer
Dick's Sporting Goods, Inc.



William J. Colombo
Director since 2002
President and
Chief Operating Officer
Dick's Sporting Goods, Inc.



David I. Fuente
Director since 1993
Previous Chairman
of the Board
Office Depot, Inc.



Steven E. Lebow
Director since 1999
Managing Partner
and Co-founder
GRP Partners



Walter Rossi
Director since 1993
Chairman and
Chief Executive Officer
Naartjie Custom Kids, Inc.



Lawrence J. Schorr
Director since 1985
Chief Executive Officer
Empire Plastics, Inc.
and Co-Managing Partner
of Levene Gouldin &
Thompson, LLP

CORPORATE OFFICERS

Edward W. Stack
Chairman and Chief Executive Officer

William J. Colombo
President and Chief Operating Officer

Michael F. Hines
Chief Administrative Officer
and Chief Financial Officer

Gary M. Sterling
Senior Vice President
Merchandising, Planning and Allocation

Lee J. Belitsky
Vice President
Controller

Eileen C. Gabriel
Senior Vice President
Chief Information Officer

Jeffrey R. Hennion
Vice President
Finance and Treasurer

Joseph J. Queri Jr.
Senior Vice President
Real Estate

Joseph H. Schmidt
Vice President
Store Operations and Construction

Lynn S. Uram
Senior Vice President
Human Resources

Mizrahi Design Associates, Inc.


DICK'S
SPORTING GOODS
WE LOVE SPORTS AS MUCH AS YOU DO

Dick's Sporting Goods, Inc.

200 Industry Drive
RIDC Park West
Pittsburgh, PA 15275
412-809-0100

www.dickssportinggoods.com